February 10, 2017

FILED VIA EDGAR

Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:                             Harris Associates Investment Trust N-CSR and other filings

Dear Ms. Fettig:

This letter responds to your comments, discussed in our telephone conversation on January 11, 2017, regarding your review of the Harris Associates Investment Trust (the “Registrant”) shareholder report filing on Form N-CSR for the fiscal year ended September 30, 2016 and various other filings on behalf of its series (collectively, the “Funds”).  Please note that where changes will be made to future disclosure in response to staff comments, we do not thereby acknowledge that past practices were deficient.  Rather, changes will be made primarily to accommodate staff requests.  Any changes to be made to future disclosure in response to staff comments will commence with the Funds’ semi-annual shareholder report for the period ending March 31, 2017.

Comment 1:  Please refile the Registrant’s N-CSR filing to include the narrative explanations required by Form N-1A, Item 27(d)(1).  As part of this filing, please include and update the certifications required by Form N-CSR.

Response:  The Registrant filed an N-CSR/A on February 2, 2017 to include the narrative explanations required by Form N-1A, Item 27(d)(1) and updated certifications.

Comment 2:  In future shareholder reports, replace “the number of days in the most recent half-year” with the actual number of days in the most recent fiscal half-year period.

Response:  The Registrant will make this change in future shareholder reports.

Comment 3:  There are endnote references included throughout each Fund’s commentary section of the shareholder report and the actual endnotes do not appear until the very end of the shareholder report. In future shareholder reports, please consider either including the notes within each Fund’s commentary section of the shareholder report or including a reference to the location of the endnotes.

Response:  The Registrant will make this change in future shareholder reports.

111 South Wacker Drive, Suite 4600, Chicago, Illinois 60606 • 312.646.3600 • harrisassoc.com • oakmark.com

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

February 10, 2017

Comment 4:  In future shareholder reports, further categorize the “Corporate Bonds” portion of the Oakmark Equity and Income Fund’s schedule of investments to include sectors or regions pursuant to Regulation S-X 12-12.

Response:  The Registrant will make this change in future shareholder reports.

Comment 5:  In future shareholder reports, include a footnote to the “Net asset value, offering and redemption price per share” line item to the “Statements of Assets and Liabilities” for the Oakmark International Small Cap Fund to address the possible affect of the Fund’s redemption fee.

Response:  The Registrant will make this change in future shareholder reports.

Comment 6:  With regard to each of the Oakmark Select Fund and Oakmark Global Select Fund, when we calculate the diversification test under the Internal Revenue Code (“IRC”), we calculate a percentage in excess of 50%. Please confirm that, and explain how, each Fund was, at quarter end, in compliance with the diversification rules of the IRC.

Response:  The Registrant confirms that an aggregation of positions that exceeded 5% as of September 30, 2016 for each of Oakmark Select Fund and Oakmark Global Select Fund result in a sum that exceeds 50%.  For Oakmark Select Fund, the Registrant confirms that the Fund satisfied the diversification requirements of IRC Section 851(b)(3) as of October 4, 2016 by utilizing the provision of IRC Section 851(d)(1), which provides for a 30 day elimination period after the close of the quarter under certain circumstances.  This resulted in qualifying assets totaling 50.5% (and the sum of 5% positions totaling 49.5%).  For Oakmark Global Select Fund, the Registrant confirms that the sum of the Fund’s positions accounting for more than 5% of its portfolio excluding portions that were due to market appreciation was less than 50% and therefore, the Fund met the diversification requirements set forth in the IRC.

Comment 7:  The “Notes to Financial Statements” section of the shareholder report discusses each Fund’s ability to sell securities short, while each Fund’s prospectus does not discuss such investments.  Please confirm whether short sales are a principal investment strategy of any Fund and whether such investments should be disclosed in a Fund’s prospectus.

Response:  The Registrant confirms that short sales are not a principal investment strategy of any Fund.

Comment 8:  In future shareholder reports, please disclose in the “Notes to Financial Statements - Securities lending” section that any securities lending income received by a Fund is net of any fees retained by the securities lending agent.

Response:  The Registrant will make this change in future shareholder reports.

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

February 10, 2017

Comment 9:  We note that the Oakmark Select Fund commentary letter does not discuss the impact of derivatives on the Fund’s performance.

Response:  Under Item 27 of the Instructions to Form N-1A(b)(7)(i) registrants are required to “Discuss the factors that materially affected the Fund’s performance during the most recently competed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Funds’ Investment Adviser.”  The effect of derivatives on performance was not material.  Therefore, no additional commentary was added, in accordance with Form N-1A.

Comment 10:  In future shareholder reports, in the “Notes to Financial Statements” section, for any Fund that invests in derivatives, please disclose the specific reason why the Fund invested in each derivative type during the period.

Response:  The Registrant will consider this comment in future filings, however, it notes that investment in derivatives is not a principal investment strategy of any Fund and the limited use of derivatives during the fiscal year ended September 30, 2016 was not material to any Fund’s performance.

Comment 11:  The “Notes to Financial Statements” section of the shareholder report discusses certain Funds’ investments in forward foreign currency contracts and/or options, while the Funds’ prospectus does not discuss such investments.  Please confirm whether such investments are a principal investment strategy of any Fund and whether such investments should be disclosed in a Fund’s prospectus.

Response:  The Registrant confirms that investments in forward foreign currency contracts and/or options are not a principal investment strategy of any Fund.

Comment 12:  In future shareholder reports, please disclose each Trustee’s term of office pursuant to Form N-1A, Item 17(a)(1).

Response:  The Registrant will make this change in future shareholder reports.

Comment 13:  Each Fund includes either “Region, Sector or Industry Risk” or “Sector or Industry Risk” disclosure in the “Principal Investment Risks” section of its prospectus.  We reviewed each Fund’s schedule of investments in the shareholder report, and it appeared that each Fund invested a high percentage of its assets in certain sectors.  Please confirm whether any Fund emphasizes any specific regions, sectors or industries as part of its principal investment strategy.  If so, please add disclosure regarding those particular regions, sectors or industries in such Fund’s “Principal Investment Strategies” and “Principal Investment Risks” sections.

Response:  The Registrant will consider this comment in future filings, however, it notes that although each Fund may at times hold higher percentages of its assets in certain regions, sectors or industries, such investments may change at any time due to the Portfolio

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

February 10, 2017

Manager(s) views on the intrinsic value of each portfolio holding and the investment opportunities presented by other companies.  Consequently, no Fund emphasizes any specific regions, sectors or industries as part of its principal investment strategy.

Comment 14:  We were unable to tie the information in the gross expenses line of each Fund’s fee table to the Fund’s financial highlights information.  Please explain the correlation between this information for each Fund.

Response:  The “Ratio of Expenses to Average Net Assets” reflected in each Fund’s financial highlights ties to the “Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements” line in the Fund’s fee table.  The fee waiver reflected in each Fund’s fee table is a new contractual fee waiver that did not exist during the fiscal year ended September 30, 2016.  In addition, each Fund’s annual ordinary operating expenses were below the contractual expense limitation agreement level and therefore the Funds did not reimburse any expenses pursuant to that agreement in the fiscal year ended September 30, 2016.  Consequently, the Funds’ financial highlights did not include a gross expense ratio.

Comment 15:  The Funds’ prospectus discloses that the Adviser is entitled to recoup from any Fund class, in any fiscal year through the Funds’ fiscal year ending September 30, 2021, amounts reimbursed to that Fund class.  In future filings, please clarify that any repayment by the Fund to the Adviser must be made within three years of the date on which the Adviser waived the expense.

Response:  The Registrant submits that the current disclosure accurately reflects the expense limitation agreement between the Adviser and the Trust (the “Expense Limitation Agreement”). The Funds believe that the recapture provision of the Expense Limitation Agreement is consistent with FASB Codification ASC 946-20-05-8, which provides, in relevant part: Some expense limitation agreements may provide that reimbursements by the fund adviser of expenses incurred by the fund in excess of the maximum permitted by the prospectus or offering document will be carried over to a future period and reimbursed to the fund adviser when, and to the extent that, the total expense ratio falls below the permitted maximum. Such agreements may provide that reimbursement of excess expenses to the fund adviser is not required after a specified date or upon conclusion of a specified period from the time the fund initially incurred, or the adviser initially reimbursed, the expenses, such as three years.

ASC 946-20-05-8 does not specify how a recoupment period should be calculated. Calculating a recoupment amount and period based on a fund’s fiscal year is consistent with each fund’s presentation of its Statement of Operations in its audited financial statements, which is measured over the fiscal period and not on individual dates within the fiscal period. Similarly, each series of the Trust has used its fiscal year as the measurement period for both recoupable amounts and the determination of the expiration of the applicable period during which expenses were reimbursed to the applicable series of the Trust. The Funds are not aware

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

February 10, 2017

of any written guidance that contradicts their interpretation of ASC 946-20-05-8 as set forth in this response and therefore respectfully decline to make the requested change.

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If you have any further comments or questions regarding this filing, please contact me at (312) 646-3600.  Thank you for your attention to this matter.

Sincerely,

/s/ John Kane

John Kane
Principal Financial Officer